Exhibit 99.1

August 30, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Regarding Non-Material Changes to Special Notice and Proxy Statement provided to shareholders of the Registrant with respect to the September 8, 2015 Extraordinary General Meeting of Shareholders

Further to Exhibit 99.1 to the Company’s Current Report on Form 6-K, originally furnished to the Securities and Exchange Commission on July 28, 2015 (the “July Current Report”) and Exhibit 99.3 to the Company’s Current Report on Form 6-K, originally furnished to the Securities and Exchange Commission on August 25, 2015 (the “August Current Report,” together with the July Current Report, the “Current Reports”), the Company would like to disclose the following amendments to the Special Notice and Proxy Statement:

1.	Section 8.2.2.1 of the July Current Report is amended and restated to note that the start date of Ms. Lavine’s employment pursuant to her agreement with the Company will be September 1, 2015 rather than simply the date of the approval of her employment terms by the Extraordinary General Meeting.

2.	Section 8.2.2.6 of the July Current Report is amended and restated to note that, for purposes of the definition of “change in control,” any merger of acquisition must include an offer to all of the Company’s shareholders relative to their proportionate shareholdings prior to the transaction. In addition, such “change of control” must result in the holdings of all of the Company’s shareholders (immediately prior to the execution of the transaction), directly or indirectly, constituting less than 25% of the share capital of the Company or of the absorbing company following the transaction, and not 30% as originally stated.

All other material information in the Current Reports remains unchanged.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.